Exhibit 99.1

Stevanato Group S.p.A.

“Fourth Quarter and Fiscal Year 2022 Financial Results Conference Call”

Thursday, March 02, 2023, 14:30 PM ITA Time

MODERATORS:	FRANCO STEVANATO, EXECUTIVE CHAIRMAN
FRANCO MORO, CHIEF EXECUTIVE OFFICER
MARCO DAL LAGO, CHIEF FINANCIAL OFFICER
LISA MILES, SENIOR VICE PRESIDENT OF INVESTOR RELATIONS

OPERATOR:

Good afternoon. This is the Chorus Call conference operator. Welcome, and thank you for joining the Stevanato Group’s Fourth Quarter and Fiscal Year 2022 Financial Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing “*” and “0” on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President and Investor Relations of Stevanato. Please go ahead, madam.

LISA MILES:

Good morning, and thanks for joining us. With me today is Franco Stevanato, Executive Chairman, Franco Moro, CEO, and Marco Dal Lago, CFO. A presentation illustrating today’s results can be found on the IR section of our website.

Some statements being made today will be forward-looking in nature. Such statements are only predictions. Actual events and results may differ materially as a result of risks we face, including those discussed in Item 3D entitled “Risk Factors” in the Company’s more recent Annual Report filed on Form 20-F filed with the SEC.

We encourage you to review the information contained in our earnings release in conjunction with our SEC filings and our latest Form 20-F. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Today’s presentation may contain non-GAAP financial information. Management uses this information in its internal analyses of results and believes this information may be informative to investors in: gauging the quality of our financial performance, identifying trends in our results, and providing meaningful period-to-period comparisons. For a reconciliation of the non-GAAP measures, please see the Company’s most recent earnings press release.

I will now hand the call to Franco Stevanato for opening remarks.

FRANCO STEVANATO:	Thank you for joining us as we close out another year of strong financial results. The collective efforts of our employees worldwide led to outstanding execution in 2022.

We are building a track record of consistent delivery on our financial and operational objectives. We are well positioned against a backdrop of favorable demand, and the fundamentals of our business remain strong.

As we enter 2023, we expect to benefit from the secular tailwinds in high growth end-markets such as biologics. We currently see important opportunities in front of us to support customers across a broad range of therapeutic areas such as GLP1s, monoclonal antibodies and mRNA applications. We are currently seeing trends toward sustained, robust demand for high-performance drug containment, and we have modified our investment plans to maximize this opportunity.

Notably, these opportunities are enabling us to exploit our unique value proposition of end-to-end integrated capabilities. We are gaining more traction in supporting customers’ needs in multiple product categories across both segments.

Lastly, our management team and board of directors are fully aligned on capitalizing on our future growth prospects. We are laser-focused on fulfilling the needs of our customers, and cementing our leadership position as a key partner in the pharmaceutical supply chain worldwide. We are investing in the business, our people, our products, our communities, and scientific innovation, which we believe in turn should deliver durable organic growth to drive long-term shareholder value.

I will now hand the call over to Franco.

FRANCO MORO:

Thank, you Franco. Starting on Slide 7, our fourth quarter results led to a strong finish in 2022, with double-digit growth, expanding margins and a growing mix of high value solutions. We finished the year with record revenue from high value solutions which represented approximately 30% of revenue for fiscal 2022.

For the fourth quarter, new order intake totalled €237 million and we ended 2022 with backlog increasing 9% to €957 million. As expected, growth in backlog was partially offset by a lower level of orders to support Covid-19. Excluding Covid, our backlog increased 21%, compared with last year, reflecting favorable demand for new customer programs.

On Slide 8, our first-rate execution in 2022 enabled meaningful progress against our four strategic pillars:

First, we advanced the build out of our industrial footprint to add capacity in premium products to meet demand and drive growth. We also signed an agreement with BARDA to further expand vial capacity in Fishers.

Second, we continued to grow our mix of high value solutions in 2022. The shift to high-performance, high-value products has been led by pharmaceutical innovation. New classes of treatments require specialized drug containment to ensure the highest integrity of the treatment and we remain ideally positioned to capitalize on this trend.

Third, we continue to fuel innovation by investing in R&D and partnering with best-in-class players to fortify our market-leading position. In 2022, we launched our next-generation EZ-fill Smart™ platform, and advanced our portfolio of drug delivery systems. Most recently, we entered into a partnership with Transcoject to expand our portfolio with COC and COP syringes. This allows us to offer the broadest available suite of market-leading glass and plastic syringes.

And lastly, we continue to build our pipeline of multi-year opportunities in high growth end-markets like biologics.

As we further advance these strategic imperatives in 2023, we expect that our efforts will yield sustainable organic growth in the years to come.

On page 9, we are refining our capital spending plans to optimize our global footprint amid rising demand. In the U.S. and Europe, future demand has outpaced our expectations since our IPO, and our modular approach gives us the flexibility to adjust our plans accordingly.

Over the last 18 months, we have worked alongside customers to better address their needs. With this added visibility, we are accelerating investments in Fishers to capitalize on the elevated demand outlook led by the expected growth in biologics. Concurrently, we are tapping the brakes on the phasing of our China expansion, so that we can prioritize our projects in the U.S. and Italy.

Our refined CapEx plan for Fishers focuses investment in the U.S. market, where demand has been climbing for high-performance drug containment to meet the needs of sensitive drug classes such as GLP-1s, monoclonal antibodies, and mRNA applications.

We have updated our industrial plan to adapt to these favorable market trends.

First, we continue to see surging demand for syringes. To capitalize on this, we are adding approximately 60% more syringe capacity in Fishers, compared with our initial plan. This includes Alba syringes which are purpose-built for biologics.

Turning to vials, we expect to double the capacity in the U.S. for ready to use vials, as we prepare the commercial launch of our next-generation EZ-fill Smart™ platform.

Let me crosswalk the changes to our expected CapEx for Fishers, starting with our initial planned investment.

At the time of the IPO, we assumed CapEx for Fishers of approximately €150 million.

In March of 2022, we entered into an agreement with BARDA to expand vial capacity for both EZ-fill and bulk vials. This is estimated at approximately €175 million.

Most recently, we decided to invest an additional €175 million to further expand much-needed capacity for Nexa and Alba syringes.

When you add it all up, the total CapEx for Fishers is approximately €500 million. This includes the portion of CapEx that is supported by BARDA. We remain on track to launch validation activities in Fishers in the fourth quarter of 2023, and we expect that revenue will begin to ramp in a meaningful way in 2024.

Moving to Slide 10. In Piombino Dese, the new building is complete, validation activities are well underway, and we started our commercial batch production. In Latina, we completed the largest cycle of CapEx. The site is on track for validation activities over the summer with commercial production beginning in the fall. We anticipate temporary inefficiencies through the natural progression of start-up activities as volumes and revenue grow over time.

With the favorable demand in the U.S. and Europe, we are slowing down our expansion in China. China is strategically important, but our existing operations are currently sufficient. We are prioritizing our CapEx projects in the U.S. and Europe where our customers have the most pressing needs, and we can provide the greatest value.

With that, I’ll now hand the call over to Marco.

MARCO DAL LAGO:	Thanks Franco. On Slide 12, we ended 2022 with strong financial results.

For the fourth quarter, revenue increased 26% to €292.1 million, or 23% on a constant currency basis, driven by growth in both segments, the shift to high value solutions and currency. Our top-line results for the fourth quarter were better than expected due to the recognition (timing) of revenue that was previously forecasted in Q1 2023. This includes revenue from certain Engineering projects and Covid-19. As a result, revenue from Covid-19 was higher than our forecast and represented 12% of total revenue.

We are making relevant progress growing our mix of high value solutions, which increased 31% to €87.2 million for the fourth quarter.

For the fourth quarter, gross profit margin increased by 290 basis points to 34.3%, due to higher revenue, a favorable mix, better leverage of fixed costs and the recovery of inflationary costs.

Operating profit margin in the quarter increased to 21.6% and included a benefit of €3 million in other income, related to a joint development project. Excluding start-up costs on the new plants, adjusted operating profit margin was 22.2%, compared with 18.8% in the same period last year.

On the bottom line, this resulted in a better-than-expected net profit of €48.3 million, or €0.18 cents of diluted earnings per share, adjusted net profit of €49.6 million, or adjusted diluted EPS of €0.19 cents, and adjusted EBITDA totalling €81.9 million, reflecting an adjusted EBITDA margin of 28%, which was up 270 basis points over last year.

Turning to Slide 13. On a full year basis, revenue increased 17% to €983.7 million driven by growth in both segments, the mix shift to high value solutions and currency. On a constant currency basis, revenue grew 13% over last year.

As expected, full year revenue growth was partially offset by lower revenue from Covid-19 which represented 11% of total revenue in 2022, compared to 15% in 2021. As revenue from Covid-19 rolls off, we have been successfully backfilling this decrease with new projects across a broad range of therapeutic areas.

For 2022, high value solutions grew 41% to a record of €293.2 million and represented approximately 30% of revenue.

Our solid growth, favorable mix shift, and operational efficiencies led to expanding margins for the full year. As a result, gross profit margin for 2022 increased 110 basis points to 32.5%, despite inflation. While we recovered nearly all of the inflationary costs through price adjustments, it had a dilutive effect to gross profit margin in 2022.

For the full year, operating profit margin for fiscal 2022 was up 40 basis points to 19.6%. Excluding start-up costs on the new plants, adjusted operating profit margin increased to 20.2%, compared to 19.2% last year.

This led to solid delivery on the bottom line with net profit of €143 million, or diluted earnings per share of €0.54 cents for 2022. On an adjusted basis diluted EPS increased 17% to €0.56 cents.

For 2022, adjusted EBITDA increased 21% to €263.6 million resulting in an adjusted EBITDA margin of 26.8%.

Let’s move to segment results on Slide 14. The Biopharmaceutical and Diagnostic Solutions Segment once again delivered strong results for the fourth quarter and full year.

For the fourth quarter, revenue increased 25% to €231.5 million, and 21% on a constant currency basis over the prior year. Revenue growth was mainly driven by a 31% increase in high value solutions and a 21% increase from other containment and delivery solutions. In Q4, gross profit margin increased to 37.3% due to strong revenue generation, the favorable mix, better leverage of fixed costs, and the recovery of inflationary costs. Operating profit margin for the Segment was 23.7% in the quarter.

For the full year, revenue grew 15% to €799.7 million, and 11% on a constant currency basis compared with fiscal 2021. Revenue from high value solutions grew 41%, while other containment and delivery solutions were up 4% over the prior year. For the full year, gross profit margin for the BDS segment increased 120 basis points to 34.3%, and operating profit margin improved to 22.8%, despite inflationary headwinds.

Financial results for the Engineering Segment were better than expected in the fourth quarter and revenue increased 30% to €60.6 million mostly due to the timing and progression of projects. For the full year, revenue increased 23% to €184.0 million driven by growth in all business lines.

For the fourth quarter of 2022, gross profit margin decreased 50 basis points to 21.2%, mostly due to project mix, and operating profit margin was 12.2%.

For the full year, gross profit margin improved 230 basis points to 21.6% mainly driven by contributions from more accretive business lines, as well as ongoing business optimization efforts. As a result, operating profit margin improved to 13.8%

On Slide 15. As of end of December 31st, 2022, we had a positive net financial position of €46 million, and cash and cash equivalents of €228.7 million.

For the full year, net cash generated from operating activities was €103.3 million, reflecting increased working capital to support growth and higher inventories to mitigate supply chain risk. Meanwhile, cash used for investing, totalled €243 million to support our expansion plans. This resulted in negative free cash flow of €137 million for fiscal 2022.

In February of 2023, we secured two loans totalling €130 million for our on-going investments in growth platforms. The first five-year loan was financed through BNP Paribas for €70 million. The second loan for €60 million was financed through Cassa Depositi e Prestiti. Both loans had a two-year draw down so we can access the capital when needed.

The loans shore up our balance sheet, and provide us added flexibility for capital deployment. Our balance sheet is healthy, and we believe we have adequate liquidity to fund future growth.

Turning to CapEx, on Slide 16. In 2022, capital expenditures were €302.6 million as we continued to invest in our strategic global expansion.

As Franco noted, we are focusing our efforts in the U.S. and Italy, to capitalize on rising demand. Consequently, we are forecasting capital expenditures of 35% to 40% of revenue in 2023, of which approximately €70 million is carry-over from fiscal 2022.

For 2023, approximately 90% of our expected CapEx is tied to growth, and the remaining balance for all other activities including R&D.

Let’s review guidance on page 17. For fiscal 2023, we expect revenue in the range of €1.085 billion to €1.115 billion. This implies growth between 10% and 13%. Excluding Covid, growth is estimated to be greater than 20%, adjusted diluted EPS in the range of €0.58 cents to €0.62 cents, adjusted EBITDA in the range of €290.5 million to €302.5 million.

Our 2023 guidance assumes headwinds and tailwinds, and considers the following: First, we expect that our second half results will be stronger than the first half, and growth will be linear throughout the year. Our model assumes double-digit growth in the BDS Segment and high-single-digit growth in Engineering.

Consistent with prior years, we expect a step down in revenue in the first quarter, compared with Q4 2022.

We have assumed that high value solutions will represent approximately 32% to 34% of 2023 forecasted revenue.

Revenue from Covid-19 is expected to decrease by approximately €80 million in 2023 versus 2022. We estimate that it will represent about 2% to 3% of revenue.

And lastly, we are estimating a currency headwind of approximately €13 million to €14 million.

Thank you, I will hand the call to Franco for closing comments.

FRANCO MORO:	Thanks Marco.

Our strong financial results in 2022, demonstrated that we have the right strategy in place. We are operating in an environment of strong demand, growing end markets, and multi-year secular drivers.

With a favorable demand landscape, our capital allocation priorities are designed to meet current and future customer demand trends. The timing of customer demand requires us to invest several years in advance of commercial production to seize the opportunities in front of us.

We have strong momentum entering 2023. With our unique integrated capabilities and market-leading portfolio, we are well positioned to drive durable organic growth, and in turn increase shareholder value.

And with that, let’s open it up for questions.

Q&A

OPERATOR:

This is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press “*” and “1” on their touchtone telephone. To remove your question, please press “*” and “2.” Please pick up the receiver when asking questions. Once again, that’s “*” and “1” for questions. We will pause for a moment while participants join the queue.

The first question is from Paul Knight of Keybanc. Please go ahead.

PAUL KNIGHT:	Hi, Franco Moro. The growth in biologics you just mentioned, would it be the GLP-1s that stand out, or what therapeutics would you note in this increase in your CapEx?

FRANCO MORO:

Hi, Paul. Yes, you know that we are targeting more technological areas than a single therapeutic area, because our solution addresses specifically the need for biologics. But you’re right, we are targeting some areas that are fast growing and more than expected really. One is GLP-1s that are strong drivers for our demand, and also I want to mention mRNA applications, that during the pandemic proved were a real answer for treatment effective treatments for diseases. So, these are the main areas, but we have a good pipeline of opportunity also in other therapeutic areas.

PAUL KNIGHT:

And regarding Fishers expansion, will that occur in terms of revenue generation over 2024, or will it go take time to build that up into 2025 and onward or so. What would be the steps of revenue generation at Fishers? Thank you.

FRANCO MORO:

I can confirm that we see the completion of the first steps for validation at end of this year, and we expect to have the ramp-up of revenues during 2024. Obviously, we are talking about a modular investment that is a multiyear investment, it’s not just for a single year. So, we expect that to develop our revenues not only in 2024 but even later as that project progress.

PAUL KNIGHT:	Thank you.

LISA MILES:	Thanks, Paul. Sabrina, next question, please.

OPERATOR:	The next question is from Patrick Donnelly of Citi. Please go ahead.

PATRICK DONNELLY:

Hey guys. Thanks for taking the questions. Maybe another one just on the capacity expansions there. Just shifting the resources towards areas like Fishers. Is it just that the demand is so strong here in the U.S. versus China that you wanted to accelerate that process? Is there a way to kind of think about revenue being committed ahead of time as you guys build this out, or is it going to be kind of as you build it out you’ll fill it? Just trying to get a sense for the shift here. Obviously you guys are excited about the opportunity. Just want to feel out what the demand looks like versus the China piece?

FRANCO MORO:

Yes, you got it right. Our decision in term of where we allocate the CapEx is market-driven, its demand driven. So, we see an acceleration in demand both in the U.S. and Europe, so we decided to accelerate the investment in both areas and in Fishers, obviously, but also in our Italian site for EZ-fill™, and we are still investing in the EZ-fill™ platform and high value solutions.

About China, the second half of your question, we decided only to analyze to take some time to analyze the situation and in the meantime to optimize our capital allocation. So, we remain strategically focused on the potential expansion in China. The market for the future will provide very interesting opportunities with the site just for this year, as I put in my prepared comments, to tap the brakes, and we expect now to have the foot off the brakes some time during 2024. But the strategic meaning of the investment in China, we will remain the same that we mentioned at the very beginning.

PATRICK DONNELLY:

Okay. That’s helpful. And maybe one for Marco on the margin piece. Can you just talk about expectations for 2023, how those will progress this year and then also as some of this capacity comes online how we should think about the margin profile of that revenue just kind of thinking longer term as these things came online with the nice margin opportunities? Maybe talk 2023 and then a little longer term as things like Fishers come online. Thank you, guys.

MARCO DAL LAGO:

Thanks, Patrick. So, for 2023, our plan is to expand further the margin in both segments, in engineering and BDS. About BDS, we believe the main driver will be the shift into our high value solutions. Now we are guiding between 32% to 34% of high value solutions on total revenues.

On the other side, you’re right, the margin expansion in BDS will be temporarily tampered by the start-up cost in Fishers, and in Latina, because to secure the success of the project we need to put people and cost in place, that will be for 2023 more than proportional compared to the growth of the revenue. What we expect for the future is obviously the investment in high value solutions, is to further expand as soon as the revenue generation will be normalized compared to the infrastructure and the costs.

PATRICK DONNELLY:	Okay. Thank you, guys.

LISA MILES:	Thanks, Patrick. Sabrina, next question please.

OPERATOR:	The next question is from Derik De Bruin of Bank of America. Please go ahead.

DERIK DE BRUIN:

Hi, good morning. Thanks for taking the question. Just to expand a little bit on what Patrick just asked. Specifically on the gross margin, how should we think about that going from Q1 to Q4? Just is it any sort of like color on just [indiscernible] do you expect Q1 to be up from the prior year level in 2022 and then to grow off of that. Just some color on the specific pacing just getting the moving parts?

MARCO DAL LAGO:

Yes we mentioned during the commentary remarks that we plan to grow the top-line quarter-after-quarter, and matter or fact we expect also to expand the [adjusted EBITDA] margin going quarter-after-quarter, because of the better leverage of our fixed expenses and because of the greater installed capacity in high value solutions in Latina for example in the second half of the year.

DERIK DE BRUIN:	Okay. Great.

MARCO DAL LAGO:	[multiple speakers], we plan to keep on expanding our [adjusted EBITDA] margin compared to 2022. So

DERIK DE BRUIN:

Okay. Is that €80 million in Covid-19, is that a de-risked number for 2023, basically it’s like what’s the conservatism in that? You came in a little bit stronger in the fourth quarter on Covid than we had thought. So just wanting to know if that’s that $80 million just like how to think about that?

MARCO DAL LAGO:

2% to 3% revenue generation from Covid is what we can see today. Obviously, it’s not easy to predict future revolution, but what we can see today is that level of revenues. Importantly, I think excluding Covid growth that is expected to be north of 20%.

DERIK DE BRUIN:

Got it. And just one final one. I mean, you mentioned GLPs and mRNAs. Can you give some color on what how to sort of think about unit dynamics and incremental revenue from that? I mean, basically if you are thinking about a GLP-1, what would be an average sort of like revenue contribution from a typical components just selling into it. I mean, how should we think about this in terms of revenues to Stevanato from a unit cost basis?

FRANCO MORO:

I cannot disclose any specific prospect with a single customer. What I can say is that, if you look at the new FDA approvals, in terms of potential blockbusters, and we have data about the four main blockbusters for the next year. I can confirm that we are in three of these projects among four. So, we expect to have certain [ph] contribution, but at the same time the high diversification of our portfolio in terms of customer, in terms of therapeutic areas, we remain a factor to make our business resilient.

LISA MILES:

Derik, I just want to confirm and clarify your question, it seems that your question was asking related to things like GLP-1s, the average revenue per component. So, basically what type of products we will be selling into those.

FRANCO MORO:

Yes, okay. In this the format we are talking about biological molecules, the molecules the first option is to deliver by syringes. So, we expect to have impact in this kind of product line. But for sure is linked to high value solutions syringes because we are addressing the needs of molecules that are highly sensitive. And so, we have good prospects including our Nexa and Alba syringes in that space.

DERIK DE BRUIN:	Thank you.

LISA MILES:	Thank Derik. Sabrina, next question please.

OPERATOR:	The next question is from Tim Daley of Wells Fargo. Please go ahead.

TIM DALEY:

Hey, thanks. So, just wanted to touch on the kind of broader biosimilar tailwinds as this becomes a bigger dynamic in the United States. Just thinking about the value curves here, of the components that you sell, you know, how do your biosimilar assets compare to the original assets like, what biosimilars be using Nexa and Alba syringes? Would there be a step down to a more commoditized type of solution when it goes biosimilar, just any help here would be appreciated?

FRANCO MORO:

Yes, the first comment is about the suitability of our products for biosimilar. We are in a very strong position because as we serve the originator first, then biosimilar component like to de-risk their business using the same solution that proved to be the right one for the originator.

Second point is that also for biosimilar, the cost of the container remains a minor part, a very minor part, compared to the total cost of treatment. So, there is no expected significant impacts in the competitiveness of our solutions, because of a different competition on the treatment side. This is the two comments that are also based on our experience along the years.

TIM DALEY:

Okay, no I appreciate that. And then, secondly, thinking about raw material pricing and the security supply on the glass front, I believe you guys in November every year started new master supply agreement, with suppliers on glass tubes, you know, how did that go? Was there any changes on the price fronts, cost fronts, suppliers, duration anything, anything changing I guess on that side of the things you know, as we look forward into 2023?

LISA MILES:	I just want to clarify your question, Tim. I think you are asking specifically about glass tubing, as we are going into 2023, if there is any changes that we see in the pricing landscape there?

TIM DALEY:	Yes. Price costs in terms of your supply of glass tubing, correct.

FRANCO MORO:

Yes, in the last part of the year, we are normally in the renewal process of a commercial agreements with supplier. We see some impact of inflation even if there is, let’s say, a come down of cost of energy that is much less than the hot period in the middle of 2022. But, we look at these increasing costs and we are back to the regular practice to recalculate the cost and pricing accordingly, including the marginality in this case, that is something that we could not do 100% during 2022.

TIM DALEY:	Alright. Great. Thank you for the time. Appreciate it.

LISA MILES:	Thanks, Tim. Sabrina, the next question please.

OPERATOR:	The next question is from John Sourbeer from UBS. Please go ahead.

JOHN SOURBEER:

Hi, thanks for taking the question. So, you know, the HVS growth was pretty solid in the quarter. I guess, just can you talk about what products traction you are getting with most of the customers there, you know, the company is approaching that mid-30% revenue target this year. Any thoughts on just where this could go over the long term as a percent of revenues?

FRANCO MORO:

Yes, we remain confident to confirm that in the next years, we will develop this share in the high range of 30%. So, we are in the good trajectory. For sure we are investing to support these opportunities. But our strategy and our view about the future is not changed from what we communicated in this past. We are very confident that we can achieve it.

JOHN SOURBEER:

Got it. And then, I guess, just a follow-up clarification on China. Are you providing a timeline on when you expect this capacity actually to come online, it sounds like decision be made in 2024, but just any additional color that you can provide around that as well?

FRANCO MORO:

Yes, as I’ve told before, we are still a analyzing the situation to take a decision about the restart of the project. I confirm that it will be some time in 2024, the restart of this project. In terms of revenue, we could be more precise in the following quarters because now we are still in the analysis of the situation.

JOHN SOURBEER:	Got it. Thanks for taking the questions.

LISA MILES:

John, I just want to follow-up on your first question on high value solutions. While yes, our target in 2026 is now high 30%, I want to be clear that, that is not a cap and that we anticipate that, that we can grow well beyond that target, as we add capacity from high value solutions continues to come online.

JOHN SOURBEER:	Got it. I appreciate the clarification there. Thanks.

LISA MILES:	Thanks, John. Sabrina, next question please.

OPERATOR:	The next question is from Dave Windley of Jefferies. Please go ahead.

DAVID WINDLEY:

Hi, thanks for taking my questions. Good afternoon. The pull forwards of revenue into the fourth quarter, I am wondering if you’d be willing to quantify those, and did they influence the percent of revenue from high value solutions at all, I am assuming certainly the engineering is not high value solutions I wouldn’t think and maybe the Covid is not particularly rich on high value solutions. So just wondered if it’s in the amount and if it impacted the HVS percentage metrics at all.

MARCO DAL LAGO:

Yes. You’re right, David, we had almost 37% on high value solution on total BDS revenues. So, we are pretty happy with the progresses and it’s let’s say in line with our previous guidance for 2022. 2023 expect to further expand the share of high value solutions from 32% to 34%, and as Lisa was mentioning, we are rising a little bit our mid-term expectation having now high 30% by 2026. So, we are happy with the speed of the shifting.

LISA MILES:	And David, I just want to clarify the guidance for high value solutions is 32% to 34% for next year. And you should anticipate quarterly fluctuations here and there.

DAVID WINDLEY:

Okay. Thank you. The next question is around the capacity expansion change in plans. In the earliest iteration of that Fishers plan, and you’ve confirmed this sense, it was about €150 million investment that was expected to produce about €150 million in revenue when fully ramped. Can we now expect that this Fishers plant could ramp the €500 million as the in revenue, is that’s still kind of the proportion of capacity productivity?

FRANCO MORO:

Yes, this is the yes, I can confirm that it is a reasonable proportion. The nature of the investments is still for high value solutions, including more EZ-fill™ vials, including more syringes, Alba syringes. But the internal rate of return and the success financial success of the investment is, for us, very important, and at the end, yes, you’re right we expect to have the same ratio in between €1 in CapEx, €1 in revenue. These are obviously thumb rule, but this is what we can expect.

DAVID WINDLEY:

Yes, and Franco, thank you. Because that seg-ways into the follow-up question on that, which is, roughly, how long would you expect it to take to get to full utilization on that facility, thinking both from a revenue standpoint, but then also to the extent that your commentary today suggest that the build to full utilization does have some margin drag to it? How should we think about the time to get to normal margin? So, kind of a two-parter on that, please.

FRANCO MORO:

David, the project is multi-year, and we proceed module-by-module in the installation. So, we expect to complete this phase of the investment, the €500 million, by the end of 2026 including the last validation. And then to ramp up to have the full ramp up, we could expect to have at least two years more to have the full utilization of the capacity, because we have to spend time to validate different products and different customers. So, this is the time frame for the full utilization now, but as always, our modular approach will allow us some flexibility in terms of possible acceleration or different tuning of the CapEx.

DAVID WINDLEY:	Okay. That’s very helpful. Thank you, and good luck.

LISA MILES:	Thanks, Dave. Sabrina, next question please.

OPERATOR:	The next question is from Matt Larew of William Blair. Please go ahead.

MADELINE MOLLMAN:

Hi, this is Madeline Mollman on for Matt Larew. I just want to talk a little bit on the pricing on the supply side, but I just wanted to see how you are thinking about pricing from your perspective in 2023, and as Covid started to roll off, do you have opportunities to take price for maybe you are discounting bulk orders, or something like, that do you think there is a room for pricing to improve in 2023?

LISA MILES:	Madeline, I apologize. We were unable to hear the beginning of your question. Can you please repeat the question and perhaps speak a little slower?

MADELINE MOLLMAN:

Yes, sorry about that. I was just wondering how you were thinking about pricing in 2023, as Covid begins to roll off, if there is going to be opportunities for you to replace large Covid bulk orders with maybe more attractively priced smaller orders, something like that, how you are thinking about pricing in 2023 versus 2022?

MARCO DAL LAGO:

And as mentioned many times we are we do expect inflation as anybody else in 2023. We are pricing accordingly, including in the margin into our pricing. So, we in shifting to our high value solution, this is the approach we are keeping with respect to pricing.

FRANCO MORO:

On top of that, you can also remember that Covid business was mostly related to vials. So, we have a much broader range of products and the situation about vials is only part of the true picture for us.

MADELINE MOLLMAN:	Great. Thank you.

LISA MILES:	Thanks, Madeline. Sabrina, may we have the next question please.

OPERATOR:	The next question is from Drew Ranieri of Morgan Stanley. Please go ahead.

DREW RANIERI:

Hi. Thanks for taking the questions. Just to start, I think it was David’s question, but can you just talk about the pull forward in engineering revenue in the fourth quarter? Is it possible if you could quantify what the pull forward was in terms of revenue?

MARCO DAL LAGO:

Yes, we have an acceleration in our progress in some projects in Q4, more than expected to accommodate some customer requests. So, we are accelerating our revenues in Q4 for about €7 million to €8 million in engineering. As mentioned in my commentary, something similar happened to Covid, but we have been able to deliver some products expected to be delivered in Q1, again to accommodate customers’ requests.

DREW RANIERI:

Got it. And then, just as we were thinking about guidance for the year, the commentary on a step down from fourth quarter into first quarter, understandably there is a few dynamics here, one is Covid, two is the engineering pull forward that we were just discussing. So, can you help frame what maybe percent decline would be sequentially from the fourth quarter to the first quarter, so we are kind of all on the same page about the full year progression?

MARCO DAL LAGO:	What we can tell you today, is that we expect stronger second half of the year, and the evolution quarter-after-quarter will be growing in 2023 similarly to what we have done in 2022.

DREW RANIERI:

Okay. And then, maybe just lastly on the backlog. With Covid revenue falling off, can you discuss how you are thinking about backlog for the year and potentially order intake, maybe what’s embedded in your ‘23 guidance in terms of book-to-bill or anything that we should be thinking about there, and in the past you’ve quantified maybe what your backlog was for the current year and the following year? So just wondering what your current backlog implies for 2023 and 2024? And thank you for taking the questions.

FRANCO MORO:

Yes, I will start saying something about the meaning of the backlog for us that is obviously an important indicator of the demand, but it doesn’t represent the full picture. Full picture about the demand landscape, also the demand trends, is linked also different forecasts that we regularly discuss with our customers to look into their future needs in the short and the long run. So, now we are back to something that is more similar to what was the situation before the pandemic. During the pandemic, the pattern of orders coming from customers changed a little and became longer. Now, we are back to a situation that is normalized and very similar to the year before the pandemic. So, in many cases the view that we have from backlog, from forecast, from any other interaction with customers, support our view about the year.

LISA MILES:	Thanks, Drew. Sabrina, can we have the next question please?

OPERATOR:	For any further questions, please press “*” and “1” on your telephone. Ms. Miles, gentlemen, there are no more questions. At this time, this concludes our conference call. Thank you for joining.